UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 24 August 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F
or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**
("Gold Fields" or the "Company")

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised of the award of Conditional Performance Shares ("PS") to directors and prescribed officers of the Company and major subsidiaries, in terms of the Gold Fields Limited 2012 Share Plan (as amended) as set out below. The PS were awarded on 19 August 2021 with the effective date being 15 February 2021.

PS are conditionally awarded, based on a share price of R125.588212 being the 3 day average VWAP of 24, 25, 26 February 2021. The PS have a three year vesting period, i.e. these will vest three years from effective date of the award ("Vesting Date"). The number of settlement PS for each participant on Vesting Date will be determined by the Company after achieving the following pre-determined performance conditions measured over a three year performance period from 1 January 2021 to 31 December 2023:

Relative Total Shareholder Return ("TSR") - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group;

Absolute TSR - Gold Fields share price measured at the start and the end of the performance period;

Free Cash Flow Margin – achievement of pre-determined FCFM target;

Reducing Carbon Emissions - achievement of pre-determined target related to building resilience to climate change; and

Diversity and Inclusion – achievement of gender representation pre-determined targets.

The number of settlement PS will range from 0% to 200% of the initial conditional award depending on the performance levels achieved over the three-year period in relation to the aforementioned conditions.

Name of executive director	CI Griffith
Designation	Executive director
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	110,068
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R13,823,333
Nature of interest	Direct and Beneficial
Name of executive director	PA Schmidt
Designation	Executive director
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021

Number of Shares	119,925
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R15,061,261
Nature of interest	Direct and Beneficial
Name of executive	**A Baku**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	142,682
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R17,919,277
Nature of interest	Direct and Beneficial
Name of executive	**R Bardien**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	54,852
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R6,888,816
Nature of interest	Direct and Beneficial
Name of executive	**R Butcher**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	45,449
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R5,707,868
Nature of interest	Direct and Beneficial
Name of executive	**NA Chohan**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	62,512
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R7,850,832
Nature of interest	Direct and Beneficial
Name of executive	**TL Harmse**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	62,898
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R7,899,276
Nature of interest	Direct and Beneficial
Name of executive	**S Mathews**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021

Number of Shares	87,603
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R11,001,916
Nature of interest	Direct and Beneficial
Name of executive	**BJ Mattison**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	78,230
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R9,824,883
Nature of interest	Direct and Beneficial
Name of executive	**A Nagaser**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	30,602
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R3,843,312
Nature of interest	Direct and Beneficial
Name of executive	**M Preece**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	89,436
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R11,232,144
Nature of interest	Direct and Beneficial
Name of executive	**L Rivera**
Designation	Prescribed officer
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	91,606
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R11,504,675
Nature of interest	Direct and Beneficial
Name of director	**A Munt**
Designation	Director of Gold Fields Australia (Pty) Ltd
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	9,621
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R1,208,382
Nature of interest	Direct and Beneficial
Name of director	**P Woodhouse**
Designation	Director of Gold Fields Australia (Pty) Ltd

Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	12,945
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R1,625,769
Nature of interest	Direct and Beneficial
Name of director	**G Ovens**
Designation	Director of Gold Fields Australia (Pty) Ltd
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	13,145
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R1,650,913
Nature of interest	Direct and Beneficial
Name of director	**P Matete**
Designation	Director Gold Fields JV Holdings (Pty) Ltd
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	5,446
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R684,045
Nature of interest	Direct and Beneficial
Name of director	**B Mokoatle**
Designation	Director Gold Fields JV Holdings (Pty) Ltd
Nature of transaction	Off market acceptance of PS
Transaction Date	19 August 2021
Number of Shares	13,381
Class of Security	Ordinary shares
Market Price per share	R125.588212
Total Value	R1,680,516
Nature of interest	Direct and Beneficial

Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements

Date 23 August 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 24 August 2021

By:	/s/ C I Griffith
Name:	CI Griffith
Title:	Chief Executive Officer